PRIMERO AMENDS PHANTOM SHARE UNIT PLAN

Toronto, Ontario, April 18, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced that it has made amendments to its 2013 phantom share unit plan (the "2013 PSU Plan") in order to continue to align the Company with leading governance practices. The 2013 PSU Plan, as amended, will be submitted to shareholders for ratification, confirmation and approval at the annual and special meeting scheduled for May 4, 2016 (the "Meeting").

2013 PSU Plan Maximums

The 2013 PSU Plan has been amended to reduce the maximum number of common shares ("Shares") of the Company reserved for issuance pursuant to the 2013 PSU Plan. The aggregate number of Shares reserved for issuance pursuant to the 2013 PSU Plan shall not exceed 9% of the outstanding Shares at such time on a non-diluted basis. The aggregate limit for Shares reserved for issuance pursuant to all of the Company’s equity-based compensation plans will not exceed 10% of the outstanding Shares at such time on a non-diluted basis.

The board of directors of the Company unanimously recommends that shareholders vote in favour of ratifying, confirming and approving the Company's amended 2013 PSU Plan at the Meeting.

All shareholders are encouraged to submit their proxies prior to the May 2, 2016 10:30 AM EDT proxy deposit deadline.

Voting by Registered Shareholders

Registered shareholders who have already deposited their proxies and wish to change their vote on these matters should contact Computershare Investor Services Inc. ("Computershare") immediately at 1-866-732-VOTE (8683) free to obtain further instructions on how to deposit a new proxy with Computershare prior to the proxy deposit deadline. Registered shareholders who have voted by internet or telephone can change their vote by voting again in the same manner.

Voting by Non-Registered Shareholders

Non-registered (beneficial) shareholders who have already deposited their voting instruction forms and wish to change their vote on these matters should contact the person who services their account immediately to obtain further instructions on how to change their vote. Non-registered (beneficial) shareholders who have voted by internet or telephone can change their vote by voting again in the same manner.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “will be”, or variations of such words. Forward-looking statements in this news release include, but are not limited to, statements regarding the submission of the Company’s 2013 PSU Plan to shareholders for ratification, confirmation and approval at the annual and special meeting scheduled for May 4, 2016.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; the success in the exploration and development of areas in the Deep Central Zone and the adjacent Froome zone at Black Fox; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects, and that the Company’s annual general and special meeting proceeds as scheduled on May 4, 2016.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.